July 23, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Dennis Hult, Staff Accountant
Martin James, Senior Assistant Chief Accountant

Re: SEC Response Letter (MXL-004) Dated June 11, 2012 Regarding: MaxLinear, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 14, 2012 File No. 001-34666

Gentlemen:

Reference is made to that certain letter submitted by Wilson Sonsini Goodrich & Rosati, a Professional Corporation, on behalf of MaxLinear, Inc., a Delaware corporation (the “Company”) to the Securities and Exchange Commission (the “Commission”) on July 11, 2012 (the “July 11 Letter”). The Company submits this response letter to a verbal comment of the staff of the Commission (the “Staff”) regarding the July 11 Letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

July 23, 2012

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (760) 692-0711, or Robert F. Kornegay, outside counsel to the Company at (858) 350-2389, with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

MAXLINEAR, INC.

/s/ Adam C. Spice
Adam C. Spice
Chief Financial Officer

cc:	Kishore Seendripu, Ph.D., Chief Executive Officer
Justin Scarpulla, Chief Accounting Officer and Corporate Controller
MaxLinear, Inc.

Robert F. Kornegay
Wilson Sonsini Goodrich & Rosati, P.C.